SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d — 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Sunair Electronics, Inc.

(Name of Issuer)

Common Stock, par value $.10

(Title of Class of Securities)

867017105

(CUSIP Number)

Robert Uricho, Jr. Revocable Living Trust c/o
SunTrust Bank
2001 Hollywood Blvd.
2nd Floor — Private Client Services
Hollywood, Florida 33020
(954) 765-7498

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP NO. 867017105	13D	Page 2 of 9 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT URICHO, JR. REVOCABLE LIVING TRUST

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(1)	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* 00

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States

	(7)	SOLE VOTING POWER -0-
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER -0-
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER -0-
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

(14)	TYPE OF REPORTING PERSON* OO

CUSIP NO. 867017105	13D	Page 3 of 9 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHIRLEY URICHO

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(1)	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* 00

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States

	(7)	SOLE VOTING POWER -0-
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER -0-
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER -0-
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

(14)	TYPE OF REPORTING PERSON* IN

CUSIP NO. 867017105	13D	Page 4 of 9 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUNTRUST BANK

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(1)	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* 00

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia, United States

	(7)	SOLE VOTING POWER -0-
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER -0-
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER -0-
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-

(14)	TYPE OF REPORTING PERSON* CO

CUSIP NO. 867017105	13D	Page 5 of 9 Pages

     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”), by furnishing the information set forth below.

ITEM 1. SECURITY AND ISSUER.

Item 1 is hereby amended in its entirety to read as follows:

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.10 per share (the “Common Stock”), of Sunair Electronics, Inc., a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3005 SW Third Ave., Fort Lauderdale, FL 33315.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended in its entirety to read as follows:

(a)	Name of Person(s) Filing this Statement (the “Reporting Persons”):

     Robert Uricho, Jr. Revocable Living Trust, a trust formed under the laws of the State of Florida; Shirley Uricho, an individual who resides in the State of Florida; and SunTrust Bank (formerly known as SunTrust Bank South Florida) a corporation formed under the laws of the State of Georgia.

(b)	Business Address of Reporting Persons:

Robert Uricho, Jr. Revocable Living Trust c/o SunTrust Bank 2001 Hollywood Blvd. 2nd Floor — Private Client Services Hollywood, Florida 33020

Shirley Uricho, Trustee Robert Uricho, Jr. Revocable Living Trust c/o SunTrust Bank 2001 Hollywood Blvd. 2nd Floor — Private Client Services Hollywood, Florida 33020

SunTrust Bank, Corporate Trustee Robert Uricho, Jr. Revocable Living Trust c/o SunTrust Bank 2001 Hollywood Blvd. 2nd Floor — Private Client Services Hollywood, Florida 33020

(c)	Present Principal Occupation or Employment:

     The Robert Uricho, Jr. Revocable Living Trust was formed to hold and dispose of certain property, including 1,994,000 shares of Common Stock.

     Shirley Uricho is a trustee of the Robert Uricho, Jr. Revocable Living Trust. Mrs. Uricho has held the office of Corporate Secretary of the Issuer since 1998. Mrs. Uricho is the widow of Mr. Robert Uricho, Jr., who held the position of Chairman and CEO of the Issuer until his death on November 29, 2000.

     SunTrust Bank is the corporate trustee of the Robert Uricho, Jr. Revocable Living Trust. SunTrust Bank is an indirect subsidiary of SunTrust Banks, Inc., headquartered in Atlanta, Georgia, a commercial banking organization.

CUSIP NO. 867017105	13D	Page 6 of 9 Pages

(d)	None of the entities or Reporting Persons identified in this Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons identified in this Item 2 have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f)	Citizenship of Reporting Persons:

Robert Uricho, Jr. Revocable Living Trust	-	Florida

Shirley Uricho	-	Florida

SunTrust Bank	-	Georgia

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended in its entirety to read as follows:

     On August 14, 2003, the Robert Uricho, Jr. Revocable Living Trust entered into an agreement with Michael Herman to sell the 1,994,000 shares of the Issuer’s Common Stock beneficially owned by the Robert Uricho, Jr. Revocable Living Trust (the “Agreement”). The transaction was completed on November 6, 2003.

     Pursuant to the Agreement: (1) the current board of directors will remain in place during the remainder of fiscal 2003, except that Shirley Uricho will resign and Mr. Herman will become a director; (2) two current board members will be on the board of directors during fiscal 2004; and (3) one current board member will be on the board of directors during fiscal 2005.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

     (a)  The Robert Uricho, Jr. Revocable Living Trust was the beneficial owner of 1,994,000 shares of the Issuer’s Common Stock, or approximately 54% of the Issuer’s outstanding shares. The 1,994,000 shares of the Issuer’s Common Stock were originally beneficially owned by Mr. Robert Uricho, Jr. In September 1989, Mr. Uricho transferred the 1,994,000 shares of the Issuer’s Common Stock to the Robert Uricho, Jr. Revocable Living Trust, of which Mr. Uricho was the sole trustee. Upon his death on November 29, 2000, Shirley Uricho and SunTrust Bank South Florida (now known as SunTrust Bank) were designated as the successor trustees, and, pursuant to Rule 13d-3 of the Exchange Act, were deemed the beneficial owners of the 1,994,000 shares of the Issuer’s Common Stock.

     (b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c)  None of the Reporting Persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d) There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above.

CUSIP NO. 867017105	13D	Page 7 of 9 Pages

     (e)  On November 6, 2003, upon completion of the transaction described in Item 4 of this Amendment, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended in its entirety to read as follows:

Exhibit 1:	Joint Filing Agreement, dated November 6, 2003, by and among The Robert Uricho, Jr. Revocable Living Trust, Shirley Uricho, and SunTrust Bank, relating to the filing of this joint Schedule 13D.

CUSIP NO. 867017105	13D	Page 8 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2003

THE ROBERT URICHO, JR. REVOCABLE LIVING TRUST

By: /s/ Shirley Uricho

Name: Shirley Uricho Title: Trustee

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2003

SHIRLEY URICHO

/s/ Shirley Uricho

Shirley Uricho

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2003

SUNTRUST BANK

By: /s/ Steven Tinkler

Name: Steven Tinkler Title: Senior V.P.

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 867017105	13D	Page 9 of 9 Pages

EXHIBIT 1

Agreement of Joint Filing

The Robert Uricho, Jr. Revocable Living Trust, Shirley Uricho, and SunTrust Bank hereby agree that the Statement on Schedule 13D to which this Agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

November 6, 2003
THE ROBERT URICHO, JR. REVOCABLE LIVING TRUST

By: /s/ Shirley Uricho

Name: Shirley Uricho Title: Trustee

SHIRLEY URICHO

By: /s/ Shirley Uricho

Name: Shirley Uricho

SUNTRUST BANK

By: /s/ Steven Tinkler

Name: Steven Tinkler Title: Senior V.P.